SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Andrew Whalley 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 20,852,291 common units*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 20,852,291 common units*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 20,852,291 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	30.1%**
14	Type of Reporting Person	CO

* The Reporting Person, through a wholly-owned subsidiary, also owns a 2.0% general partner interest in the Partnership.
** Calculation of percentage based on a total of 69,248,291 Common Units (as defined in Item 1) issued and outstanding as of February 13, 2017.

CUSIP No. Y2745C102

SCHEDULE 13D/A

The Reporting Person is hereby filing this amendment (the "Amendment") to the Schedule 13D/A filed with the U.S Securities and Exchange Commission (the "Commission") on October 27, 2016 (the "Schedule 13D/A") solely as a result of an increase in the number of outstanding common units representing limited partnership interests (the "Common Units") of Golar LNG Partners LP (the "Partnership") following the issuance of 5,175,000 Common Units by the Partnership on February 13, 2017. The aggregate number of Common Units beneficially owned by the Reporting Person has not changed from the Schedule 13D/A filed on October 27, 2016.
Item 1.  Security and Issuer.
This Amendment is being filed with respect to the Common Units. The address of the principal executive offices of the Partnership is:
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda
Item 2.  Identity and Background
(a., b., c. and f.) This Amendment is being filed on behalf of Golar LNG Limited, an exempt company organized under the laws of Bermuda (the "Reporting Person" or "Golar"), which is the record holder of approximately 30.1% of the Partnership's Common Units, based on the number of Common Units outstanding as of February 13, 2017.
The address of the Reporting Person's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units and the development of LNG projects, such as floating liquefaction natural gas vessels, through its subsidiaries and affiliates.
The name, citizenship, residence or business address and present principal occupation of each director and executive officer of the Reporting Person and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Chairman	Mr. Rabun's principal business address is 5600 Cross Timbers, Flower Mound, Texas 75022-3125, USA. Mr. Rabun is a citizen of the United States of America.

Tor Olav Trøim	Director	Mr. Trøim also serves as the Chairman of the board of directors of the Partnership. Mr. Trøim is a citizen of Norway.

Carl Steen	Director
Mr. Steen's principal business address is Ryghs vei 3, 0786, Oslo, Norway. Mr. Steen also serves as a Director of the Partnership, Wilhelm Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Fredrik Halvorsen	Director	Mr. Halvorsen's principal business address is Fürstveien 75, 1367 Snarøya, Norway. Mr. Halvorsen also serves as Chairman of Acano (UK) Ltd. Mr. Halvorsen is a citizen of Norway.

Niels Stolt-Nielsen	Director
Mr. Stolt-Nielsen's principal business address is 65 Kingsway London, United Kingdom. Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.

Lori Wheeler Naess	Director	Ms. Wheeler Naess' principal business address is Soerkedalsvn 94, 0376 Oslo, Norway. Ms. Wheeler Naess is a citizen of the United States of America.

Andrew Whalley	Director and Secretary	Mr. Whalley also serves as a Director of Provenance Information Assurance Limited. Mr. Whalley is a British Overseas Territory citizen.

Oscar Spieler	Chief Executive Officer of Golar Management Limited	Mr. Spieler is a citizen of Norway.

Brian Tienzo	Chief Financial Officer of Golar Management Limited	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Management Norway AS	Mr. Dahl is a citizen of Norway.

Hugo Skar	Chief Technical Officer of Golar Management Limited	Mr. Skar is a citizen of Norway.

H. Marius Foss	Senior Vice President – Head of Shipping of Golar Management Limited	Mr. Foss is a citizen of Norway.

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Sources and Amount of Funds or Other Consideration
There are no material changes to Item 3 from the Schedule 13D/A filed by the Reporting Person with the Commission on October 27, 2016.
Item 4.  Purpose of Transaction
There are no material changes to Item 4 from the Schedule 13D/A filed by the Reporting Person with the Commission on October 27, 2016.
Item 5.  Interest in Securities of the Issuer.
(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 69,248,291 common units outstanding as reported to the Reporting Person by the Partnership on February 13, 2017), are as follows:
a)	Amount beneficially owned: 20,852,291	Percentage: 30.1%
b)	Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 20,852,291
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 20,852,291
iv.	Shared power to dispose or to direct the disposition of: 0
Other than as described above, there are no material changes to Item 5 from the Schedule 13D/A filed by the Reporting Person with the Commission on October 27, 2016.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no material changes to Item 6 from the Schedule 13D/A filed by the Reporting Person with the Commission on October 27, 2016.
Item 7.  Material to be Filed as Exhibits.
There are no material changes to Item 7 from the Schedule 13D/A filed by the Reporting Person with the Commission on October 27, 2016.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 21, 2017	GOLAR LNG LIMITED

	By:	/s/ Oscar Spieler
	Name:	Oscar Spieler
	Title:	Principal Executive Officer